KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

BY COURIER

RECEIVED
2006 JAN 30 P 5:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010558

Our Ref : KLK/SE

25 January 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
6 Jan. 2006	33rd Annual General Meeting and Extraordinary General Meeting
9 Jan. 2006	Listed Companies' Crop – December 2005
11 Jan. 2006	Proposed Acquisition of Two Subsidiary Companies : (I) Tri-Force Element Inc. ("TFE") (II) Double Jump Limited ("DJL")
13 Jan. 2006	Public Shareholding Spread As At 31 December 2005
17 Jan. 2006	Proposed Purchase Of A New Citation Bravo Aircraft ("Bravo")
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT, 1965
5 Jan. 2006	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
5 Jan. 2006	Permodalan Nasional Berhad
5 Jan. 2006	Yayasan Pelaburan Bumiputra
19 Jan. 2006	Permodalan Nasional Berhad
19 Jan. 2006	Yayasan Pelaburan Bumiputra
24 Jan. 2006	Permodalan Nasional Berhad
24 Jan. 2006	Yayasan Pelaburan Bumiputra

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

PROCESSED
FEB 01 2006
THOMSON FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912
Attention : Ms Tintin Subagyo

sh/adr/2006/jan06

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **06/01/2006 08:08:06 AM**
Reference No **KL-060106-0A5EF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
THIRTY-THIRD ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that the Company's Thirty-third Annual General Meeting ("AGM") will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan on Wednesday, 22 February 2006 at 12.30 p.m.

An Extraordinary General Meeting of the Company will also be held at the same venue and on the same day of the Company's Thirty-third AGM immediately following the conclusion of the Company's Thirty-third AGM.

The Notice of Meetings are set out in the attachment below.

Notice of Meeting 05.pd notice of EGM.pdf

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF MEETING

Notice is hereby given that the Thirty-third Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 22 February 2006 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2005 and the Directors' and Auditors' reports thereon. **Ordinary Resolution 1**

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 25 sen per share less 28% Malaysian Income Tax. **Ordinary Resolution 2**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) Dato' Lee Oi Hian **Ordinary Resolution 3**
   (ii) Datuk Abdul Rahman bin Mohd. Ramli **Ordinary Resolution 4**

4. To re-elect Mr. Yeoh Eng Khoon who retires in accordance with Article 91(E) of the Company's Articles of Association. **Ordinary Resolution 5**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **Ordinary Resolution 6**
   (ii) R. M. Alias **Ordinary Resolution 7**

6. To fix and approve Directors' fees for the year ended 30 September 2005 amounting to RM596,181. **Ordinary Resolution 8**

7. To appoint Auditors and to authorise the Directors to fix their remuneration. **Ordinary Resolution 9**

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January 2006

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 13 February 2006 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 21 March 2006 to all shareholders on the Register of Members as at 23 February 2006.
A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividends only in respect of:
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 21 February 2006 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 23 February 2006 in respect of transfers; and
   (iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 7 are shown on pages 18 to 21 of the 2005 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 22 February 2006 immediately following the conclusion or adjournment (as the case may be) of the Company's Thirty-third Annual General Meeting which will be held at the same venue and on the same day at 12.30 p.m., for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1
PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

"THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 70,900,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 709,977,128 shares of RM1.00 each as at 1 December 2005) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2005 was RM948 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

ORDINARY RESOLUTION 2
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS AS SET OUT IN APPENDIX I OF THE CIRCULAR

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix I of the Circular to Shareholders dated 6 January 2006 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January 2006

Notes

(1) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 13 February 2006 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(3) The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/01/2006 03:29:40 PM**
Reference No **KL-060109-8EB33**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
December 2005

* **Contents :-**

We submit below the crop figures for the month of **December 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	**179,656**
Crude Palm Oil (mt)	40,364	39,637	**37,016**
Palm Kernel (mt)	9,764	9,397	**8,843**
Rubber (kg)	2,287,850	1,593,862	**2,300,175**

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **11/01/2006 04:59:57 PM**
Reference No **KL-060111-FBBF8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
PROPOSED ACQUISITION OF TWO SUBSIDIARY COMPANIES:
(I) TRI-FORCE ELEMENT INC. ("TFE")
(II) DOUBLE JUMP LIMITED ("DJL")

* **Contents :-**

Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, vide its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn. Bhd., has today entered into a conditional agreement ("the S&P") with Delta Rank International Limited (hereinafter referred to as "the Vendor"), a company incorporated in the British Virgin Islands, to acquire the entire issued and paid-up share capital of TFE and DJL (hereinafter collectively referred to as "the Companies") comprising of one ordinary share of USD1.00 in each of the Companies ("the Sale Shares"), for a total cash purchase consideration of RM22,000,000/- (hereinafter referred to as "the Proposed Acquisition").

The purchase consideration will consist of RM11,600,000/- for TFE and RM10,400,000/- for DJL

Details of the Proposed Acquisition

The Companies were incorporated in the British Virgin Islands as limited companies. Each of the Companies has an issued and fully paid-up share capital of USD1.00 comprising one ordinary share of USD1.00 each.

The Companies are investment holding companies and their sole investment is in PT Jabontara Eka Karsa ("Jabon"), a company incorporated in the Republic of Indonesia in which TFE owns a 50% equity interest and DJL owns a 45% equity interest.

Jabon is a plantation company which owns approximately 14,086 hectares of land with *Hak Guna Usaha* Title in Berau, East Kalimantan, Republic of Indonesia intended for development into oil palm plantations. Approximately 1,300 hectares of the said land has been planted with

The total purchase consideration for the Sale Shares of RM22,000,000/- was arrived at on a willing-buyer, willing-seller basis after taking into consideration the value of the land held by Jabon. The purchase consideration will be financed by KLK's internally generated funds and will be paid to the Vendor only after all the conditions precedent stated in the S&P have been fulfilled.

Conditions Precedent to the Proposed Acquisition

The Proposed Acquisition is subject to, inter alia, the approval of Bank Negara Malaysia for payment and remittance of the purchase consideration.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net tangible assets and earnings of the KLK Group for the current financial year ending 30 September 2006.

Rationale for the Proposed Acquisition

The Proposed Acquisition will enable KLK to further increase its oil palm plantation area in Indonesia and forms part of KLK's long term objective to expand its oil palm operations in Indonesia to take advantage of suitable agricultural land and labour.

Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK or any persons connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/01/2006 02:39:33 PM**
Reference No **KL-060113-44E38**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PUBLIC SHAREHOLDING SPREAD AS AT 31 DECEMBER 2005

* **Contents :-**

Pursuant to Bursa Malaysia Berhad's letter dated 2 December 2005, Kuala Lumpur Kepong Berhad wishes to announce that the public shareholding spread of the Company as at 31 December 2005 is as follows:

(a) % of Public Shareholdings: 46.66
(b) Number of Public Shareholders holding not less than 100 shares: 6,494

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **17/01/2006 04:59:48 PM**
Reference No **KL-060117-E28BE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED PURCHASE OF A NEW CITATION BRAVO AIRCRAFT ("BRAVO") ["PROPOSED PURCHASE"]

* **Contents :-**

Pursuant to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements Paragraphs 10.08 and 10.07, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce the following:

Introduction

KLK previously announced on 23 November 2005 that it intends to acquire a 5-year old 7-seater Citation Bravo Model 550 aircraft with optional equipment, spare parts and special tools for a cash consideration of RM16,500,000 from Smooth Route Sdn Bhd ("Smooth Route"). However, a new Citation Bravo Model 550 is now available directly from the manufacturer, Cessna Aircraft Company, USA and KLK Group after review has decided to purchase a new Bravo aircraft of the same model directly from Cessna Aircraft Company. Arising from this, KLK and Smooth Route have mutually terminated the agreement for the sale and purchase of the second-hand Citation Bravo.

Description of New Bravo

Details of the new Bravo to be purchased directly from Cessna Aircraft Company are as follows:

Aircraft model	:	Citation Bravo Model 550
Manufacturer and Vendor	:	Cessna Aircraft Company, USA
Ex-factory Delivery Month	:	August 2006

Purchase Consideration

The purchase consideration is USD5,495,000 for the new Bravo and USD551,145 for the optional equipment.

Funding

The purchase of the new Bravo is to be financed through KLK's internally generated funds. A

second deposit of USD300,000 is due before 1 February 2006. The balance is payable upon delivery of the new Bravo which is due in August 2006.

Rationale

In purchasing a new Bravo, KLK's management will be able to fly directly to its operations location, particularly Indonesia, without having to put up with limited routes, inconvenient flight schedulings, delays, flight cancellations and other vagaries of commercial airline travel. Management's limited time is thus made optimal use of, freeing management to concentrate on the key issues at hand.

The purchase of a new Bravo will ensure more reliable flight operations, lower maintenance costs and a higher resale value. Currently the KLK Group is time chartering an existing Bravo aircraft from Smooth Route.

Effects on the Company

The Proposed Purchase will not have any effect on the share capital of the Company nor any material effect on the net tangible assets and earnings per share of the Group.

Directors' and Substantial Shareholders' Interests

In view that the authorised sale representative for Cessna Aircraft for the territories of Malaysia, Singapore and Brunei is a company wholly-owned by Dato' Lee Soon Hian, the Proposed Purchase is a related party transaction but is not considered material.

Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are direct/indirect shareholders and deemed major shareholders in KLK. Dato' Lee Oi Hian and Dato' Lee Hau Hian are Directors of KLK and are the brothers of Dato' Lee Soon Hian.

By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the Proposed Purchase.

Accordingly, Dato' Lee Oi Hian and Dato' Lee Hau Hian are deemed interested Directors in the purchase of the new Bravo and have abstained from all Board deliberations on the Proposed Purchase.

Save as disclosed, none of the other KLK Directors or major shareholders of KLK have any interest, direct or indirect, in the Proposed Purchase.

Shareholders' Approval

The Proposed Purchase does not fall within the class of transactions which requires shareholders' approvals at a General Meeting under Bursa Malaysia Listing Requirements.

Directors' Statement

With Dato' Lee Oi Hian and Dato' Lee Hau Hian abstaining from any deliberations on this matter, the other Directors of KLK are of the opinion that the Proposed Purchase is in the best interest of the Group.

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/01/2006 01:28:02 PM
Reference No KL-060105-D9887

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Date interest acquired & no of securities acquired

*	Date interest acquired	: **29/12/2005**
	No of securities	: **42,835,350**
*	Circumstances by reason of which Securities Holder has interest	: **Purchase of shares**
*	Nature of interest	: **Direct**
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	: **42,835,350**
	Direct (%)	: **6.03**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **29/12/2005**

Remarks :

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/01/2006 01:28:03 PM
Reference No KL-060105-D9889

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **29/12/2005**	* **15,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **39,345,000**
Direct (%) : **5.54**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **39,345,000**
* Date of notice : **29/12/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/01/2006 01:28:02 PM
Reference No KL-060105-D9888

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, TIngkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **29/12/2005**	* **15,000,000**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **39,345,000**
	Indirect/deemed interest (%)	: **5.54**
*	**Total no of securities after change**	: **39,345,000**

* Date of notice : **29/12/2005** 16

Remarks :

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/01/2006 10:36:10 AM**
Reference No **KL-060119-DF946**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/01/2006**	* **17,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,328,000**
	Direct (%)	: **5.54**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,328,000**
*	Date of notice	: **12/01/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/01/2006 10:36:11 AM**
Reference No **KL-060119-DF947**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/01/2006**	* **17,000**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **39,328,000**
	Indirect/deemed interest (%)	: **5.54**
*	**Total no of securities after change**	: **39,328,000**

* Date of notice : **12/01/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/01/2006 04:09:10 PM**
Reference No **KL-060124-C74FD**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17/01/2006**	* **103,100**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) . : **39,224,900**
Direct (%) : **5.52**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **39,224,900**

* Date of notice : **17/01/2006**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/01/2006 04:09:09 PM**
Reference No **KL-060124-C74FC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17/01/2006**	* **103,100**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **39,224,900**
	Indirect/deemed interest (%)	: **5.52**
*	**Total no of securities after change**	: **39,224,900**

* Date of notice : **17/01/2006** 16

Remarks :
LSL